Exh ibit 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
PREMIER FINANCIAL BANCORP, INC.

Pursuant to KRS 271B.10-020 and KRS 271B.10-060, the undersigned corporation executes these articles of amendment to its articles of incorporation:

(A)       The name of the corporation is Premier Financial Bancorp, Inc.

(B)       The following amendment to the articles of incorporation was adopted by the directors of the corporation at a regular meeting held on May 16, 2018, in the manner prescribed by the Kentucky Business Corporation Act:

Immediately following the first sentence of ARTICLE IV, captioned “Authorized shares”, which reads as follows:

The total number of shares that the Corporation shall have the authority to issue is 21,000,000 shares, which shall be divided into two classes as follows:

20,000,000 Common Shares, without par value; and

1,000,000 Preferred Shares, without par value.

the following sentence is added as an amendment:

“Effective at the close of business June 4, 2018 (the “Effective Date”) every four (4) Common Shares, no par value, issued and outstanding on such Effective Date shall be split and converted into five (5) Common Shares, no par value (the “Stock Split”).

No fractional shares shall be issued in connection with the Stock Split and shareholders who otherwise would be entitled to receive fractional shares of common stock shall receive cash (without interest or deduction) in lieu of such fractional share interests in an amount equal to the product obtained by multiplying  (a) the closing price per share of the common stock as reported on the Nasdaq Global Market System on May 16, 2018 ($21.23), by (b) the fraction of one share owned by the shareholder.”

Exhibit 3.1 - Continued

(C)  The amendment was adopted by the corporation’s board of directors without shareholder action pursuant to KRS 271B.10-020(5).  Shareholder action was not required.

(D)  The following amendment to the articles of incorporation was adopted by the directors of the corporation at a regular meeting held on May 16, 2018 in the manner prescribed by the Kentucky Business Corporation Act:

The Articles of Amendment to the Articles of Incorporation of Premier Financial Bancorp, Inc. dated September 16, 2009 and designating for issuance Twenty-Two Thousand Two Hundred Fifty-Two (22,252) shares of Premier Financial Bancorp, Inc. Fixed Rate Cumulative Perpetual Preferred Stock Series A are hereby cancelled and rescinded.

(E)  The amendment set forth in Paragraph D above was adopted by the corporation’s board of directors without shareholder action pursuant to KRS 271B.6-020(6), there being no such shares issued and outstanding.  Shareholder action was not required.

IN WITNESS WHEREOF, the undersigned duly authorized officer has executed these articles of amendment.

Dated: May 21, 2018             PREMIER FINANCIAL BANCORP, INC.

By:  /s/ Brien M. Chase
Brien M. Chase
Senior Vice President and Chief Financial Officer

This instrument prepared by:

  /s/ Janet Smith Holbrook
Janet Smith Holbrook, Esquire
DINSMORE & SHOHL LLP
611 Third Avenue
Huntington, WV 25701

Exhibit 3.1 - Continued

STATE OF WEST VIRGINIA,
COUNTY OF CABELL, TO WIT:

I,  Arlene Napier, a Notary Public, do hereby certify that on this 21st day of May, 2018, personally appeared before me Brien M. Chase, who being by me first duly sworn declared that he is the Senior Vice President and Chief Financial Officer of Premier Financial Bancorp, Inc., that he signed the foregoing document as Senior Vice President and Chief Financial Officer of the corporation, and that the statements therein contained are true.
My commission expires:  April 15, 2023

  /s/ Arlene Napier
    Notary Public

(NOTARIAL SEAL)